================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   266199-10-4
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                                 (CUSIP Number)

              Michael M. Pastore, GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06905
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 20, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
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
---------------------                                         ------------------
CUSIP NO. 266199-10-4                SCHEDULE 13D             PAGE 2 OF 10 PAGES
---------------------                                         ------------------

-------- -----------------------------------------------------------------------
1 NAME OF REPORTING PERSONS: GE Investment Private Placement Partners II, a Limited Partnership

         I.R.S. Identification Nos. of above persons (entities only) 06-1429671
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) |_|
                                                                         (B) |X|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO

-------- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF DELAWARE
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER
        NUMBER OF                    0
         SHARES            --------- -------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY                     0
          EACH             --------- -------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH             --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Not applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
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                               Page 2 of 10 Pages

---------------------                                         ------------------
CUSIP NO. 266199-10-4                SCHEDULE 13D             PAGE 3 OF 10 PAGES
---------------------                                         ------------------

-------- -----------------------------------------------------------------------
1 NAME OF REPORTING PERSONS: GE Asset Management Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership

         I.R.S. Identification Nos. of above persons (entities only) 06-1238874
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) |_|
                                                                         (B) |X|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not applicable
-------- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF DELAWARE
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER
        NUMBER OF                    0
         SHARES            --------- -------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY                     0
          EACH             --------- -------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH             --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Not applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                               Page 3 of 10 Pages

---------------------                                         ------------------
CUSIP NO. 266199-10-4                SCHEDULE 13D             PAGE 4 OF 10 PAGES
---------------------                                         ------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS:  General Electric Company

         I.R.S. Identification Nos. of above persons (entities only) 14-0689340
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) |_|
                                                                         (B) |X|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not applicable
-------- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF NEW YORK
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER
        NUMBER OF                    0
         SHARES            --------- -------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY                     0
          EACH             --------- -------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH             --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Not applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                               Page 4 of 10 Pages

Item 1. Security and Issuer.
----------------------------

Item 1 of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

     "This Amendment No. 12 amends and supplements the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, Amendment No. 5 thereto filed on February 23, 1999, Amendment No. 6 thereto filed on April 19, 2001, Amendment No. 7 thereto filed on April 19, 2002, Amendment No. 8 thereto filed on October 3, 2002, Amendment No. 9 thereto filed on December 17, 2004 Amendment No. 10 thereto filed on December 7, 2006 and Amendment No. 11 thereto filed on January 24, 2007 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the
Schedule 13D and the Agreement (as defined below) or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999.

Item 4. Purpose of Transaction.
-------------------------------

Item 4 of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof to read in its entirety as follows:

     "The Issuer entered into an Arrangement Agreement with Repechage Investments Limited and Repechage Restaurant Group Ltd. (collectively, the "Purchaser"), dated January 22, 2007 (the "Arrangement Agreement") pursuant to which the Purchaser purchased all of the outstanding Common Stock, preferred shares and warrants of the Issuer. In connection with the Arrangement Agreement, the Partnership entered into a Support and Indemnification Agreement with the Purchaser, dated January 22, 2007 (the "Support and Indemnification Agreement"). Pursuant to the Support and Indemnification Agreement, the Partnership agreed, among other things, to sell all of its shares of Common Stock, its Preferred Shares and the New Warrant, to the Purchaser.

     Pursuant to the Arrangement Agreement and Support and Indemnification Agreement, on April 20, 2007, the Reporting Person tendered (i) 3,258,860 shares of Common Stock at a per share price of $0.7982, (ii) 3,653,972 Preferred Shares at a per share price of $2.3946 and (iii) 1,750,000 warrants for common shares (right to buy) at a per share price equal to $0.2072, which was determined as follows: (y) the per share price of Common Stock of $0.7982 minus (z) $0.5910 (i.e., the per share exercise price under the warrant of CDN $0.667 divided by $1.1286 (the Bank of Canada noon exchange rate on April 19, 2007)) (the "Disposition").

                               Page 5 of 10 Pages

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

Item 5 of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"Items 5(a), (b).
-----------------

As a result of the Disposition, none of the Reporting Persons own (or could be deemed to own) any securities of the Issuer and no longer own (or could be deemed to own) a beneficial interest in the Issuer.

Item 5(c).
----------

Other than as described in Item 4, no Reporting Person has effected a transaction involving shares of Common Stock or other securities of the Issuer during the preceding sixty days.

Item 5(d).
----------

No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, Preferred Shares, warrants or other securities of the Issuer sold pursuant to the Disposition.

Item 5(e).
----------

As of April 20, 2006, the Reporting Persons are no longer the beneficial owners of 5.0% or more of any equity security of the Issuer. Accordingly, this Amendment No. 12 is the final amendment to Schedule 13D and is an exit filing."




                               Page 6 of 10 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   GE INVESTMENT PRIVATE PLACEMENT PARTNERS II,
                                   A LIMITED PARTNERSHIP


                                   By: GE Asset Management Incorporated,
                                       Its General Partner

                                   By: /s/ Michael M. Pastore
                                       ------------------------------
                                       Name: Michael M. Pastore
                                       Title: Vice President



Dated: April 30, 2007






                               Page 7 of 10 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      GENERAL ELECTRIC COMPANY

                                      By: /s/ Ronald R. Pressman
                                          ------------------------------
                                          Name: Ronald R. Pressman
                                          Title: Senior Vice President



Dated: April 30, 2007





















                               Page 8 of 10 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GE ASSET MANAGEMENT  INCORPORATED


                                      By: /s/ Michael M. Pastore
                                          ------------------------------
                                          Name: Michael M. Pastore
                                          Title: Vice President



Dated:  April 30, 2007



























                               Page 9 of 10 Pages

                                                                      Schedule I
                                                                      ----------

                             JOINT FILING AGREEMENT
                             ----------------------

                  The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: April 30, 2007

                                      GE INVESTMENT PRIVATE PLACEMENT PARTNERS
                                      II, A LIMITED PARTNERSHIP

                                      By: GE Asset Management Incorporated,
                                          Its General Partner

                                      By: /s/ Michael M. Pastore
                                          ------------------------------
                                          Name: Michael M. Pastore
                                          Title: Vice President


                                      GENERAL ELECTRIC COMPANY


                                      By: /s/ Ronald R. Pressman
                                          ------------------------------
                                          Name: Ronald R. Pressman
                                          Title: Senior Vice President


                                      GE ASSET MANAGEMENT INCORPORATED


                                      By: /s/ Michael M. Pastore
                                          ------------------------------
                                          Name: Michael M. Pastore
                                          Title: Vice President







                                  Page 10 of 10